EXHIBIT 99.4
Media release

Rio Tinto and Hydro announce intention to close Aluchemie anode plant

16 February 2021

A strategic review by Aluchemie owners Rio Tinto and Hydro has determined it is not viable to make the ongoing investments needed to continue operating the stand-alone anode production facility in Rotterdam, Netherlands, due to its weak competitive position and challenging market conditions.

As a result, production at Aluchemie is expected to finish at the end of 2021. A consultation process with the relevant European works councils and union representatives will now begin on the planned closure.

Rio Tinto Aluminium chief executive Alf Barrios said: “We have carefully considered options to make Aluchemie competitive, however the investments required to continue operations are not viable. We recognise this will impact employees and the community, and our focus now will turn to supporting the team at Aluchemie as they work with stakeholders to plan a safe and responsible closure.”

Aluchemie was started in the mid 1960s and is jointly owned by global mining and metals company Rio Tinto and global aluminium company Hydro. The plant employs 220 employees and produces 216 000 tonnes of anodes per year, after having discontinued operating four out of a total seven anode baking furnaces.

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